Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following are excerpts from a newsletter distributed to AMR Corporation employees on April 5, 2013.

2013 Profit Sharing and Performance Bonus Plan • 2

Destination: SUX • 10

New American Eagle Livery Arrives • 16

Vol. 24, No. 1 January – March 2013

American Eagle®

oneworld CONNECTIONS

Change is in the air

American, US Airways to create a premier global carrier

On Feb. 14, American Airlines and US Airways announced they intend to combine to create a premier global carrier. This transaction brings significant benefits to all of AMR’s stakeholders, including American Eagle, by allowing the new American to compete and win against the best in the world. Combining American and US Airways’ complementary flight networks is expected to increase efficiency and close the network gaps at each respective airline. The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries and is expected to create more than $1 billion in synergies by 2015.

The combined company will retain the iconic American Airlines brand and will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. American Eagle and US Airways’ Piedmont and PSA will continue to operate as distinct entities, providing seamless service to the new American Airlines. And while Eagle, the company, will remain separate, we do expect all regional service for the combined carrier to fly under the American Eagle name.

As work progresses toward completing the transaction, nothing will immediately change at American Eagle. The most important thing we can do is remain committed to providing our customers with the caring, safe and reliable service they expect.

With the various regulatory, stockholder and court approvals needed, the merger is expected to close in the third quarter of 2013. While a specific time frame for combining the two companies remains unknown, other complex airline mergers have taken up to a year or two to complete after closing. Everything possible will be done to keep you as current and up-to-date on the latest news and developments.

We will remain steadfast in our business plan that was designed to create a sustainable and successful long-term business. Our leadership team’s top business priority will be firming up our fleet plan to replace our small regional jets with large ones.

Another priority for all of us will be keeping our costs competitive. Costs are the measure by which we and all other regional carriers are judged. They are a key factor to us retaining the business we currently have and earning more business in the future. Given the progress Eagle has made over the past year to make our costs competitive and our success in growing our ground-handling business, we are well-positioned for the development of a unified regional strategy for the new American. By keeping our focus on these priorities, even in times of uncertainty, we will greatly increase our chances for success in the future.

Now is the time for us to show the new American and our competitors what we are made of — a strong, entrepreneurial company that can not only meet and overcome any challenge, but also take advantage of any opportunity this merger offers our airline.

Regards,

Dan Garton

President and CEO

American Eagle Airlines

For more information on the merger, please refer to the information under the headings “Additional information and where to find it” and “Cautionary statement regarding forward-looking statements” on page 15 of this newsletter.

American Eagle will be the safest, most reliable, most successful regional airline in the world.

U.S. AIRWAYS American Airlines

The new American is arriving

Frequently asked merger Q&As

Below are some of the top merger-related questions received from Eagle employees. We encourage you to visit the merger space on the new Jetnet for a more comprehensive, and frequently updated, question and answer section. If you do not see an answer to your question, you may submit it on Jetnet or to Eagle.News@aa.com. Remember: Patience is said to be a virtue. So is accuracy — at least for us. We’re working as quickly as possible to answer your questions, but give us some time to gather the latest and greatest information.

What is the plan for Eagle moving forward?

As work progresses toward completing the transaction, nothing will immediately change at American Eagle. Each of the regional carriers owned by the two airlines — AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA — are expected to continue operating separately after the merger.

Will all eight of US Airways Express regional carriers fly under the American Eagle livery and name?

Even though the wholly owned regional carriers are expected to remain separate entities, all regional carriers flying for the new American are expected to eventually fly under the American Eagle name and livery. Will there be job loss at Eagle as a result of the merger?

It will be some time before we understand the impact of the merger, if any, on American Eagle. Because the current plan is to maintain the three wholly owned regional airlines as separate entities, job changes or losses are expected to be very slight.

What union(s) will be representing the Eagle workgroups or will there be a vote?

As American Eagle will not be integrating with the US Airways wholly owned regional carriers (PSA and Piedmont), Eagle’s existing unions and contracts will remain in place.

What will happen in stations where both American Eagle and US Airways or US Airways Express operate?

Until the merger closes, nothing will change at American Eagle for both its flying and ground-handling services. In the long term, the merger transition team will be developing unified strategies that will include airport ground handling. The transition team will look at each location to determine what the best fit is for the new American.

Costs are expected to be an important consideration in the development of this strategy. Given the progress Eagle has made over the past year to make its costs competitive and its success in growing its ground-handling business, we are well-positioned for this strategy development.

Will Eagle’s plan to be renamed be impacted?

No, Eagle is still vetting and looking at new names for the airline. With ExpressJet, Sky-West and Republic now flying under the American Eagle name, we — the “original” Eagle — need to be able to better market and differentiate ourselves from other regional carriers to our current customers. Our current customers include not only American, but also the many other carriers who utilize our growing ground operations business. If we want to expand our business with other carriers, on the ground and in the air, having a name that is not so closely linked to American will be to our benefit.

Our leaders understand that renaming and rebranding ourselves after all of the hard work we put into creating the great airline that American Eagle is today will be difficult for some. However, the best path forward for our airline and our employees is growth, and we believe that renaming our airline will better position us to do that.

Does the merger mean divestiture plans are on hold?

Before revisiting the topic of divesting Eagle, the new American must develop a unified view of its regional strategy.

Will the merger change our former travel agreement with American that was in place in the event Eagle was divested?

American, who owns the travel policy that Eagle employees enjoy, has stated that after the merger, the travel privileges for all employees will be evaluated in light of the differences in non-rev travel at American and US Airways. Our expectation is, in the event of a future Eagle divestiture, we will need to renegotiate the continuation of travel privileges at that time.

How does this impact Eagle’s fleet plan?

Developing a comprehensive fleet plan for American Eagle remains our leadership’s highest priority. Details regarding the fleet plan have not yet been announced as negotiations with aircraft manufactures and American Eagle are active and ongoing.

Will the merger impact Eagle’s pilot recruitment efforts?

Eagle’s current pilot recruitment efforts will remain in place including signing bonuses for new pilot and referral bonuses for existing Eagle employees. How these efforts will evolve post-merger remains to be seen.

For more information on the merger, please refer to the information under the headings “Additional information and where to find it” and “Cautionary statement regarding forward-looking statements” on page 15 of this newsletter.

January – March 2013

CONNECTIONS

AMERICAN EAGLE®

Merger information

Additional information and where to find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary statement regarding forward-looking statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

January – March 2013 CONNECTIONS American eagle® 15